InvestX Markets LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67996

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **INVESTX MARKETS LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19 FULTON STREET SUITE 300
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel T. Sanders	212-390-9270	dan.sanders@investx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 Century City	California 90067	
(Address)	(City)	(State) (Zip Code)
9/15/2020	6567	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel T. Sanders, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INVESTX MARKETS LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUELYN M. BURROWS
NOTARY PUBLIC OF NEW JERSEY
COMM. NO. 50112604
My Commission Expires Sept. 13, 2029

Jacquelyn Burrows JACQUELYN BURROWS
Notary Public

Signature: Daniel T. Sanders

Title: CEO Investx Markets Authorized Signatory

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of InvestX Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of InvestX Markets LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
January 30, 2025

INVESTX MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	424,127
Prepaid expenses		51,344
Security deposits		15,600
Right of use asset, net of $415,896 of accumulated amortization		19,206
TOTAL ASSETS	**$**	**510,277**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accruals	$	193,412
Lease liability		19,491
TOTAL LIABILITIES		**212,903**
Member's Equity		297,374
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**510,277**

The accompanying notes are an integral part of these financial statements.

INVESTX MARKETS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues	
Private placements	$ 1,744,494
Total Revenues	1,744,494
Expenses	
Salaries and benefits	2,334,040
Professional fees	303,366
Office space (Rent)	68,273
Regulatory fees	52,973
Other operating expenses	95,350
Total Expenses	2,854,002
Net Loss	**$ (1,109,508)**

The accompanying notes are an integral part of these financial statements.

INVESTX MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Member's Equity
Balance at December 31, 2023	$ 345,095
Net Loss	(1,109,508)
Member Contributions	1,061,787
Balance at December 31, 2024	$ 297,374

The accompanying notes are an integral part of these financial statements.

INVESTX MARKETS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:		
Net Loss	$	(1,109,508)
Adjustments to reconcile net loss to net cash flows used in operating activites:		
Amortization of Right of use asset		55,589
Changes in operating assets and liabilities		
Increase in prepaid expenses		(7,317)
Increase in accounts payable and accruals		133,865
Decrease in due to Member		(1,825)
Repayments of lease liability		(55,874)
Net cash used in operating activities		(985,070)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Member contributions		1,061,787
Net cash provided by financing activities		1,061,787
Net increase in cash		76,717
Cash December 31, 2023		347,410
Cash December 31, 2024	$	424,127

Supplemental Disclosure of Cash Flow Information:		
Interest	$	2,267
Income Taxes	$	-

Supplemental Disclosure of Non-Cash Transactions:

During the year, the Member contributed $161,786 in the form of forgiveness of intercompany payables.

The accompanying notes are an integral part of these financial statements.

INVESTX MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS:

Business
InvestX Markets, LLC (the "Company"), formerly known as Auctus Securities, LLC, a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934. The Company was organized on October 17, 2007, in the State of Virginia and is authorized to engage in transactions in private placements of debt and equity securities and as advisor for mergers and acquisitions. The Company is a wholly owned subsidiary of InvestX Capital Ltd. ("Member") The Company is a Member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

To date and in the foreseeable future, the Company will be dependent on its Member for capital infusions and administrative support. Although not obligated to do so, the Member intends to provide capital infusions sufficient to satisfy the net capital requirements, as described in Note 4, for the year ending December 31, 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition
Revenue is recognized on the closing date of the underlying transaction when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue. Transaction-related costs are expensed in the event that the client engagements are terminated. As of December 31, 2024, the Company does not have any open contract balances.

Income Taxes
No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Member's income tax returns, and the Member is responsible for paying any tax due. While not required to do so, the Company intends to make periodic distributions to its Member for federal and income taxes that pass through to the Member.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Income Taxes (continued)

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position take or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Member files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Member is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2021. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and client receivables. The Company principally uses a bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company performs credit evaluations of its customers and does not require collateral. The Company provides an allowance for doubtful accounts based upon management's review of outstanding balances and its bad debt expense has historically been within management's expectation.

4. RELATED PARTY TRANSACTIONS

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties. As of December 31, 2024, the Company had no balance due to the Member. During the year ended December 31, 2024, the Member contributed $161,786 in the form of forgiveness of intercompany payables.

INVESTX MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

5. LEASES

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The Company's non-cancelable lease is set to expire on April 25, 2025

Other information as of December 31, 2024: The discount rate used for the lease present value calculation is its incremental borrowing rate ("IBR") of 5% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost	$ 68,272
Short term lease costs	0
Total lease cost	$ 68,272

Amounts reported in the Statement of Financial Condition as of December 31, 2024 are as follows:

Operating leases:
Right of use asset	$ 19,206
Lease liability	$ 19,491

Maturities of lease liability under the non-cancelable operating lease as of December 31, 2024 are:

2025	$ 19,570
Total undiscounted lease payments	$ 19,570
Less imputed interest	(79)
Total lease liability	$ 19491

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024 the Company had net capital of $230,430, which was $217,517 in excess of its required net capital of $12,913. The Company's ratio of aggregate indebtedness to net capital was .84 to 1.

INVESTX MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2024.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon the review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.

INVESTX MARKETS LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS
** AND DEALERS UNDER SEC RULE 15c3-1**
AS OF DECEMBER 31, 2024

Total member's equity	$ 297,374
Non-allowable assets, deductions and charges:	
Security deposits	15,600
Prepaid expenses	51,344
Total Non-allowable assets	66,944
Net capital	$ 230,430

Computation of basic net capital requirements

Minimum dollar net capital requirement	12,913
(The greater of $5,000 or 6 2/3% of aggregate indebtness)	
Excess net capital	$ 217,517

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$ 193,697
Ratio of aggregate indebtedness to net capital	.84 to 1

There was no material difference between the net capital computation shown here and the
net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA
dated December 31, 2024.

See report of independent registered public accounting firm

INVESTX MARKETS LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE
** REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR**
** CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT**
** TO SEC RULE 15C3-3**
AS OF DECEMBER 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and in reliance of
Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 250.15c3-3 because the
Company limits its business activities exclusively to (1) private placements of securities, not including EB-5 and
Oil & Gas (2) operating an Alternative Trading System that allows accredited investors and qualified institutional buyers,
via their broker-dealer intermediaries, to buy and sell, as restricted users of the platform, privately held SPV's
created by the Parent company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe
funds or securities for or to customers, other than money or other consideration received and promptly
transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers;
and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under
the requirements of this Rule.

InvestX Markets LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2024



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of InvestX Markets LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) InvestX Markets LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) InvestX Markets LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2024. InvestX Markets LLC's management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about InvestX Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
January 30, 2025

InvestX Markets LLC
Exemption Report
For the Year Ended December 31, 2024

InvestX Markets LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities, not including EB-5 & oil & Gas; (2) advising for mergers and acquisitions; and (3) operating an Alternative Trading System that allows credited investors and qualified institutional buyers, via their broker-dealer intermediaries, to buy and sell, as restricted users of the platform, privately held SPVs created by the Parent company . The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

InvestX Markets LLC

I, Daniel T. Sanders, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Daniel Sanders_

Title:

InvestX Markets LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2024



DCPA
2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067
424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of InvestX Markets LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by InvestX Markets LLC and the SIPC, solely to assist you and SIPC in evaluating InvestX Markets LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. InvestX Markets LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on InvestX Markets LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of InvestX Markets LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
January 30, 2025


InvestX Markets LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2024


	Amount
Total assessment	$ 1,730
SIPC-6 general assessment	
Payment made on July 19, 2024	(1,180)
SIPC-7 general assessment	
Payment made on January 22, 2025	(550)
Total assessment balance	
(overpayment carried forward)	$ -